Super Group Reports Financial Results for First Quarter of 2026

•	Revenue of $612 million for the first quarter of 2026

•	Profit for the period of $86 million for the first quarter of 2026

•	Non-GAAP Adjusted EBITDA of $152 million for the first quarter of 2026

•	Cash and cash equivalents of $422 million as at March 31, 2026

•	Reaffirming FY2026 Revenue and Adjusted EBITDA guidance: Revenue >$2.55 billion and Adjusted EBITDA >$680 million

•	Announces change to its two reportable segments from Betway and Spin to Africa and International

New York, NY – May 11, 2026 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced its first quarter 2026 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “Q1 2026 was a record-breaking start to the year for Super Group, with all-time highs in revenue, monthly active customers, deposits, and wagering. Our performance reflects the strength of our strategy, the power of our brands, and the discipline of our team. Africa delivered another excellent quarter, while our International segment continued to gain traction. We also strengthened our leadership team with key appointments, reinforcing our commitment to operational excellence and accelerated growth. With a highly stable casino business, fortified sports trading capabilities ahead of the World Cup, and strong momentum across regions, we believe that Super Group is well positioned for the remainder of 2026.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “Our first quarter demonstrates both the robustness and scalability of our business model. Revenue hit a new high of $612 million, marking an 18% increase compared to the same period last year. Adjusted EBITDA experienced a 36% rise, reaching $152 million and pushing our margin to 25%. The number of average monthly active customers also set a record at 6.4 million, representing an 18% year-over-year growth. Our balance sheet remains resilient, concluding the quarter with $422 million in cash. This strong cash position was achieved even after distributing $152 million to shareholders during the quarter. We are reaffirming our guidance for the full year 2026, targeting a minimum total revenue of $2.55 billion and Adjusted EBITDA exceeding $680 million. These projections are supported by our conviction in the sustainability of our business, effective execution across various regions, and the operating leverage inherent in our operations."
Financial Highlights:
•Revenue for the Group increased by 18% to $612 million for the first quarter of 2026 from $517 million in the same period of the prior year, driven by growth from the Africa, Europe, Americas (mainly Canada), and Rest of World.
•Profit for the period was $86 million for the first quarter of 2026, by comparison, profit for the period for the first quarter of 2025 was $59 million.
•Adjusted EBITDA, a non-GAAP financial measure, increased by 36% to $152 million for the first quarter of 2026 compared to $111 million in the first quarter of 2025.
•Monthly Active Customers increased by 18% to 6.4 million for the first quarter of 2026, compared to 5.4 million in the first quarter of 2025.

•Cash and cash equivalents was $422 million as of March 31, 2026 compared to $513 million at December 31, 2025.
◦Inflows from operating activities amounting to $87 million;
◦Outflows from investing activities of $41 million. An amount of $28 million (€24 million) has been paid on March 31, 2026 in respect of the sportsbook acquisition. The Group owns the software from February 28, 2026, following the receipt of the final regulatory approvals in February 2026. The remaining outflows relate to the capitalization of costs relating to internally developed intangible assets.
◦Outflows from financing activities of $129 million, mainly due payment of dividends of $152 million during the quarter, bringing the 12-month capital returns to $213 million. This was partially offset by proceeds of $$25 million from a drawdown on the revolving credit facility during Q1 2026
◦A loss of $8 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Change in Basis of Segment Reporting:
In the first quarter of 2026, the Group’s Chief Operating Decision Maker (CODM) approved a change in the basis of segment reporting to align with the manner in which the Group’s operations are managed and performance is evaluated. Effective for the year ending December 31, 2026, the Group will report its results under two new reportable segments: Africa and International. Previously, the Group reported its results based on two primary reportable segments: Betway (single-brand sportsbook and casino) and Spin (multi-brand online casino). These segments formed the basis for segment reporting in the consolidated financial statements through December 31, 2025.
This change reflects the evolution of the Group’s internal management structure and the shift in strategic focus to regional performance and market-specific dynamics. The new segment structure is consistent with the Group’s internal reporting, resource allocation, and decision-making processes. The Group believes this change will enhance the transparency of its financial reporting and provide stakeholders with more meaningful information regarding performance, risks, and opportunities in its key geographic markets.

Revenue by product line for the Three Months Ended three months ended March 31 in $ millions

	2026	2025
Africa
iGaming[1]	190	135
Sportsbook[1]	77	66
Africa Segment Revenue	267	201

International
iGaming[1]	299	270
Sportsbook[1]	38	40
Other[2]	2	1
International Segment Revenue	339	311
Total Reportable Segment Revenue[3]	606	512
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
2 Other relates to profit share.
3 Total reportable segment revenue excludes revenue relating to brand license fees amounting to $6 million (2025: $5 million) that cannot be allocated to a reportable segment.

Revenue by Geographical Region for the three months ended March 31 in $ millions:

	2026	2025
Africa	267	201
International	339	311
America	195	186
Europe	113	96
Rest of World	31	29
Total Reportable Segment Revenue[1]	606	512

	%	%
Africa	44%	39%
International	56%	61%
America	32%	36%
Europe	19%	19%
Rest of World	5%	6%
1 Total reportable segment revenue excludes revenue relating to brand license fees amounting to $6 million (2025: $5 million) that cannot be allocated to a reportable segment.
Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Adjusted EBITDA is a non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for unrealized foreign exchange, RSU expense and other adjustments.
Super Group believes that these non-GAAP measures are useful in evaluating the Group's operating performance as they provide additional perspective on the financial performance of the Group's core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of profit for the period to Adjusted EBITDA for the three months ended March 31 in $ millions:

	2026	2025
Profit for the period	86	59
Income tax expense	36	30
Finance income	(3)	(2)
Finance expense	4	2
Depreciation and amortization expense	20	18
Unrealized foreign exchange	—	(2)
RSU expense	12	7
Gaming taxes recovered	(4)	—
Other adjustments	1	(1)
Adjusted EBITDA	152	111

Adjusted EBITDA, Africa	98	80
Adjusted EBITDA, International	73	58
Adjusted EBITDA, Unallocated costs[1]	(19)	(27)
1 Unallocated costs' represent head office costs and other net costs that cannot practically be allocated to an operating segment. It includes immaterial income relating to brand license fees and, rental income earned on the letting of property owned by the Group and a share of losses and profits from associates.

Webcast Details
The Company will host a webcast at 8:00 a.m. ET tomorrow to discuss the first quarter 2026 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.supergroup.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, North America and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling agile operation and execution in a diverse range of markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group was placed at number 5 in the latest EGR Power 50 rankings. For more information, visit www.supergroup.com
Investors:
investors@supergroup.com
Media:
media@supergroup.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 17, 2026, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the three months ended March 31, 2026 and 2025
($ 'millions, except for shares and earnings per share)

	2026	2025
Revenue	612	517
Direct and marketing expenses	(422)	(367)
General and administrative expenses	(48)	(43)
Depreciation and amortization expense	(20)	(18)
Other operating income	1	—
Finance income	3	2
Finance expense	(4)	(2)
Profit before taxation	122	89
Income tax expense	(36)	(30)
Profit for the period	86	59

Profit for the period attributable to:
Owners of the parent	87	59
Non-controlling interest	(1)	—
	86	59
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax
Foreign currency translation	(21)	17
Other comprehensive (loss)/income for the period	(21)	17
Total comprehensive income for the period	65	76

Total comprehensive income for the period attributable to:
Owners of the parent	66	76
Non-controlling interest	(1)	—
	65	76

Weighted average shares outstanding, basic	506,258,076	504,162,776
Weighted average shares outstanding, diluted	507,994,026	505,306,034

Profit per share, basic (cents)	17.12	11.65
Profit per share, diluted (cents)	17.06	11.63

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Financial Position
as at March 31, 2026 and December 31, 2025 in $ millions

	2026	2025
ASSETS
Non‐current assets
Intangible assets	337	157
Goodwill	82	84
Property, plant and equipment	54	58
Investment Property	3	3
Right-of-use assets	56	58
Deferred tax assets	19	19
Regulatory deposits	17	17
Loans receivable	6	4
Investment in equity instruments	9	5
Advance for sportsbook software	—	120
	583	525
Current assets
Trade and other receivables	182	181
Income tax receivables	5	12
Amounts segregated for users	7	6
Cash and cash equivalents	422	513
Loans receivable	9	11
Fixed term deposits	16	16
Derivative financial assets	3	3
	644	742
TOTAL ASSETS	1,227	1,267

Non-current liabilities
Lease liabilities	57	59
Provisions	2	2
Income tax payables	2	6
Contingent consideration	25	—
Interest-bearing loans and borrowings	16	17
	102	84
Current liabilities
Lease liabilities	5	5
Interest-bearing loans and borrowings	26	—
Trade and other payables	233	261
Customer liabilities	68	72
Provisions	32	35
Income tax payables	37	9
	401	382
TOTAL LIABILITIES	503	466

EQUITY
Issued capital	344	344
Treasury shares	(3)	(3)
Accumulated other comprehensive income	3	24
Retained profit	385	438
Equity attributable to owners of the parent	729	803
Non-controlling interest	(5)	(2)
EQUITY	724	801
TOTAL LIABILITIES AND EQUITY	1,227	1,267

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Cash Flows
for the three months ended March 31, 2026 and twelve months ended December 31, 20251 in $ millions

	2026	2025
Profit for the period	86	218
Add back:
Income tax expense	36	138
Depreciation and amortization expense	20	74
Change in fair value of loans receivable	—	2
RSU expense	12	15
Gain on lease termination	—	(6)
Loss on disposal of assets	—	6
Impairment of goodwill	—	18
Impairment of assets	—	50
Increase in provisions	(3)	27
Other non-cash adjustments	3	(3)
Changes in working capital:
(Increase) / decrease in trade and other receivables	(18)	(33)
(Decrease) / increase in trade and other payables	(30)	(15)
Increase / (decrease) in customer liabilities	(4)	19
Decrease / (increase) in amounts segregated for users	(1)	3
Net foreign currency movement on working capital	(1)	(27)
Cash from operating activities	100	486
Withholding taxes paid on subsidiaries dividends	(6)	(12)
Other withholdings taxes paid	(3)	(11)
Corporation tax rebates/refunds received	—	3
Corporation tax paid	(4)	(106)
Net cash flows from operating activities	87	360

Cash flows from investing activities
Cash received in interest	3	10
Acquisition of intangible assets	(10)	(73)
Acquisition of property, plant and equipment	(2)	(41)
Acquisition of investment property	—	(3)
Cash received from sale of assets	—	2
Cash extended for financial assets	(4)	(20)
Cash advanced for sportsbook software	(28)	(5)
Cash received from loans receivable	—	2
Cash received for sale of DGC B2B	—	3
Cash paid for investment in entities	—	(4)
Dividends received from investment in associate	—	1
Net cash flows used in investing activities	(41)	(128)

Cash flows from financing activities
Repayment of lease liabilities - interest	(1)	(3)
Repayment of lease liabilities - principal	(1)	(5)
Cash paid for acquisition of non controlling interest	—	(3)
Proceeds from interest-bearing loans and borrowings	25	16
Repayment of interest-bearing loans and borrowings	—	(1)
Dividends paid to non-controlling interests	—	—
Dividends paid to parent equity holders	(152)	(156)
Net cash flows used in financing activities	(129)	(152)

Increase / (decrease) in cash and cash equivalents	(83)	80
Cash and cash equivalents at the beginning of the year	513	388
Effects of exchange rate fluctuations on cash held	(8)	45
Cash and cash equivalents at the end of the year	422	513
*
1 The amounts for the three months ended March 31, 2026 are interim, unaudited, and presented in U.S. dollars. The interim period and the full fiscal year differ in length and nature, and may be affected by seasonality, the figures are not directly comparable; accordingly, the full‑year 2025 amounts are furnished for context only and do not constitute a like‑for‑like comparative to amounts for the three months ended March 31, 2026.
The 2026 amounts presented relate to the 3 months ended March 31, 2026, while the comparative column includes the 12 months ended December 31, 2025. The periods presented are not equivalent in length and nature; consequently, period-over-period comparisons may not be meaningful. The full-year 2025 amounts have been included for contextual reference only and should not be construed as a like-for-like comparative to the three-month interim results ended March 31, 2026.